Exhibit 99.2

Financial Statements of

ACASTI PHARMA INC.

Years ended February 28, 2014 and 2013

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Acasti Pharma Inc.

We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 28, 2014 and 2013, the statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 28, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

May 21, 2014
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

ACASTI PHARMA INC.
Financial Statements

Years ended February 28, 2014 and 2013

Financial Statements

ACASTI PHARMA INC.
Statements of Financial Position

February 28, 2014 and 2013

	February 28,	February 28,
	2014	2013

Assets

Current assets:
Cash	$675,490	$1,196,568
Short-term investments (note 17 (e))	23,025,951	3,588,227
Trade and other receivables (note 4)	919,371	450,838
Receivable from corporation under common control	49,658	49,658
Receivable from parent corporation	47,140	–
Tax credits receivable (note 6)	134,120	335,501
Inventories (note 7)	261,431	222,125
Prepaid expenses	703,497	16,691
	25,816,658	5,859,608

Equipment (note 8)	38,941	19,278
Intangible assets (note 9)	19,776,204	6,291,162

Total assets	$45,631,803	$12,170,048

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$1,170,828	$706,883
Payable to parent corporation (note 5 (c))	–	1,210,604
Royalties payable to parent corporation (note 18)	–	528,885
	1,170,828	2,446,372

Derivative warrant liabilities (note 11 (d))	11,181,475	–
Total liabilities	12,352,303	2,446,372

Equity:
Share capital (note 11 (a))	61,027,307	28,922,710
Warrants (note 11 (d))	406,687	406,687
Contributed surplus	3,501,587	438,711
Deficit	(31,656,081)	(20,044,432)
Total equity	33,279,500	9,723,676

Commitments (note 18)
Subsequent event (note 22)

Total liabilities and equity	$45,631,803	$12,170,048

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/Valier Boivin
Dr. Ronald Denis	Valier Boivin
Chairman of the Board	Director

ACASTI PHARMA INC.
Statements of Earnings and Comprehensive Loss

Years ended February 28, 2014 and 2013

	February 28,	February, 28
	2014	2013

Revenue from sales	$500,875	$724,196
Cost of sales (note 7)	(291,853)	(406,371)
Gross profit	209,022	317,825

General and administrative expenses	(6,711,533)	(4,288,542)
Research and development expenses, net of tax credits of $269,591 (2013 - $370,259)	(4,297,195)	(3,009,016)
Results from operating activities	(10,799,706)	(6,979,733)

Finance income (note 13)	32,256	47,241
Finance costs (note 13)	(1,625,785)	(2,685)
Foreign exchange gain	781,586	42,817
Net finance (cost) income	(811,943)	87,373

Net loss and total comprehensive loss for the year	$(11,611,649)	$(6,892,360)

Basic and diluted loss per share (note 15)	$(0.14)	$(0.09)

Weighted average number of shares outstanding (note 15)	84,368,933	72,754,436

See accompanying notes to financial statements

ACASTI PHARMA INC.
Statements of Changes in Equity

Years ended February 28, 2014 and 2013

	Share capital			Contributed
	Number	Dollar	Warrants	surplus	Deficit	Total

Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive
loss for the year	–	–	–	–	(11,611,649)	(11,611,649)
	73,107,538	28,922,710	406,687	438,711	(31,656,081)	(1,887,973)

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Public offering (note 11(b))	18,400,000	12,396,535	–	–	–	12,396,535
Private placement (note 11 (c))	1,616,542	2,067,605	–	–	–	2,067,605
Issuance of shares on
royalty prepayment (note 18)	6,750,000	15,496,000	–	–	–	15,496,000
Share-based payment
transactions (note 14)	–	–	–	3,441,719	–	3,441,719
Warrants exercised (note 11 (d))	5,432,350	1,358,088	–	–	–	1,358,088
Share options exercised (note 14)	296,500	492,289	–	(84,763)	–	407,526
RSUs released (note 14)	259,249	294,080	–	(294,080)	–	–
Total contributions by and
distributions to owners	32,754,641	32,104,597	–	3,062,876	–	35,167,473

Balance at February 28, 2014	105,862,179	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive
loss for the year	–	–	–	–	(6,892,360)	(6,892,360)
	72,636,888	28,614,550	313,315	(1,306,451)	(20,044,432)	7,576,982

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Share-based payment
transactions (note 14)	–	–	93,372	1,823,845	–	1,917,217
Warrants exercised (note 11(d))	353,150	88,289	–	–	–	88,289
Share options exercised (note 14)	117,500	219,871	–	(78,683)	–	141,188
Total contributions by and
distributions to owners	470,650	308,160	93,372	1,745,162	–	2,146,694

Balance at February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Cash Flows

Years ended February 28, 2014 and 2013

	February 28,	February 28,
	2014	2013

Cash flows used in operating activities:
Net loss for the year	$(11,611,649)	$(6,892,360)
Adjustments:
Depreciation of equipment	5,337	7,886
Amortization of intangible asset	1,768,500	657,144
Stock-based compensation	3,441,719	1,917,217
Net finance cost (income)	811,943	(87,373)
Realized foreign exchange (loss) gain	(92,944)	12,669
	(5,677,094)	(4,384,817)
Changes in non-cash operating working capital items:
Trade and other receivables	(468,533)	(8,120)
Receivable from parent corporation	(47,140)	–
Tax credits receivable	201,381	254,901
Inventories	(39,306)	377,331
Prepaid expenses	(686,806)	24,959
Trade and other payables	463,945	(288,779)
Payable to parent corporation	(417,167)	995,832
Royalties payable to parent corporation	(133,817)	479,801
	(1,127,443)	1,835,925
Net cash used in operating activities	(6,804,537)	(2,548,892)

Cash flows from (used in) investing activities:
Interest received	98,132	1,778
Acquisition of equipment	(25,000)	–
Acquisition of intangible assets	(123,610)	(103,068)
Acquisition of short-term investments	(25,395,800)	–
Maturity of short-term investments	6,000,000	2,000,000
Net cash (used in) from investing activities	(19,446,278)	1,898,710

Cash flows from financing activities:
Net proceeds from public offering (note 11 (b))	21,953,200	–
Net proceeds from private placement (note 11 (c))	2,067,605	–
Proceeds from exercise of warrants and options	972,177	229,477
Share issue costs (note 18)	(29,000)	–
Interest paid	(975)	(2,685)
Net cash from financing activities	24,963,007	226,792

Foreign exchange gain on cash held in foreign currencies	766,730	30,148
Net decrease in cash	(521,078)	(393,242)

Cash, beginning of year	1,196,568	1,589,810

Cash, end of year	$675,490	$1,196,568

Supplemental cash flow disclosure:
Non-cash transactions:
Issuance of common shares (note 18)	$15,525,000	$–
Royalties settled through
issuance of shares (note 18)	395,068	–
Acquisition of intangible asset (note 18)	15,129,932	–
Exercise of warrants by Neptune
applied against payable	793,437	–

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

1.      Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec,      H7T 0A3.  The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”) (the Corporation, the parent and NeuroBioPharm Inc., a sister corporation, collectively referred to as the “group”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.      Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on May 21, 2014.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is initially measured at fair value as detailed in Note 3(f) (ii); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 11(b)).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired (Note 3 (e) (ii)).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

2.      Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

•
The use of the going concern basis of preparation of the financial statements.  At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (Note 11 (b)) and stock-based compensation (Note 14).

•	Allocation of shared costs amongst the Neptune group companies (Note 5).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.      Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets: cash, short-term investments and receivables.

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, short-term investments, and receivables with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payables to parent corporation.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(a)	Financial instruments (continued):

(iii)	Share capital:

Common shares

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Corporation’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

(iv)	Compound financial instruments:

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity.  Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit and loss as incurred.  Subsequent to initial recognition, derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized in equity.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials is based on the weighted-average cost method.  The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(c)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ''other income or expenses'' in profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives and rates for the current and comparative years are as follows:

Assets	Method	Period/Rate

Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(d)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting years presented, the Corporation has not capitalized any development expenditure.

(ii)	Other intangible assets:

Licenses

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(d)	Intangible assets (continued):

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative years are as follows:

Assets	Period

License	8 to 14 years
Patents	20 years

(e)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(e)	Impairment (continued):

(ii)	Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(f)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards.  The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

Share-based payment transactions include those initiated by Neptune for the benefit of administrators, officers, employees and consultants that provide services to the consolidated group.  The Corporation is under no obligation to settle these arrangements and, therefore, also accounts for them as equity-settled share-based payment transactions.

The expense recognized by the Corporation under these arrangements corresponds to the estimated fraction of services that the grantees provide to the Corporation out of the total services they provide to the Neptune group of corporations.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(f)	Employee benefits (continued):

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(i)	Government grants:

Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired.  Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(i)	Government grants (continued):

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the year in which they are incurred.

(k)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(l)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(m)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

3.      Significant accounting policies (continued):

(m)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Earnings per share:

The Corporation presents basic and diluted earnings per share (“EPS”) data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Corporation by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, rights and share options granted to employees.

(o)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses.  The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.  The majority of the Corporation’s assets are located in Canada.

(p)	Changes in accounting policies:

Accounting changes in 2014:

(i)	Fair value measurement:

IFRS 13, Fair Value Measurement, replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.  The application of the IFRS 13 did not have a material impact on the financial statements.

Future accounting changes:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2014, and have not been applied in preparing these financial statements.

(i)	Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009.  It addresses classification and measurement of financial assets and financial liabilities.  In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013).  The new standard removes the January 1, 2015 prior effective date of IFRS 9.  The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.  The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.  In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018.  The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

4.      Trade and other receivables:

	February 28,	February 28,
	2014	2013

Trade receivables	$395,128	$175,420
Sales taxes receivable	524,243	92,213
Accrued and other receivables	–	183,205
	$919,371	$450,838

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in Note 17.

5.      Related parties:

(a)	Administrative and research and development expenses:

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 28,	February 28,
	2014	2013

Administrative costs	$1,037,766	$943,264
Research and development costs, before tax credits	545,908	678,439
Royalties (note 18)	228,219	450,342
	$1,811,893	$2,072,045

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.  As at February 28, 2014, an amount of $320,349 is included in prepaid expenses relating to these charges (nil in 2013).

(b)	Revenue from sales:

The Corporation recognized sales to Neptune in the amount of nil during the year ended February 28, 2014 ($41,000 in 2013). These transactions are in the normal course of operations.

(c)	Payables to parent corporation:

Payables to parent corporation had no specified maturity date for payment or reimbursement and did not bear interest.

(d)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 2% of the voting shares of the Corporation (3% in 2013).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

5.      Related parties (continued):

(d)	Key management personnel compensation (continued):

Key management personnel compensation includes the following for the years ended February 28, 2014 and 2013:

	February 28,	February 28,
	2014	2013

Short-term employee benefits	$630,569	$806,596
Share-based compensation costs	2,439,254	1,504,471
	$3,069,823	$2,311,067

6.      Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

2029	$11,000
2030	40,000
2031	45,000
2032	431,000
2033	442,000
2034	440,000
$1,409,000

7.      Inventories:

	February 28,	February 28,
	2014	2013

Raw materials	$39,753	$44,772
Work in progress	219,593	1,033
Finished goods	2,085	176,320
	$261,431	$222,125

For the year ended February 28, 2014, the cost of sales of $291,853 ($406,371 in 2013) was comprised of inventory costs of $284,410 ($391,821 in 2013) which consisted of raw materials, changes in work in progress and finished goods, and other costs of $7,443 ($14,550 in 2013).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

8.      Equipment:

	Furniture and office equipment	Computer equipment	Deposit on equipment	Total
Cost:
Balance at February 29, 2012 and February 28, 2013	$58,706	$3,691	$–	$62,397
Additions	–	–	25,000	25,000
Balance at February 28, 2014	58,706	3,691	25,000	87,397

Accumulated depreciation:
Balance at February 29, 2012	32,781	2,452	–	35,233
Depreciation for the year	6,952	934	–	7,886
Balance at February 28, 2013	39,733	3,386	–	43,119
Depreciation for the year	5,032	305	–	5,337
Balance at February 28, 2014	$44,765	$3,691	$–	$48,456

Net carrying amounts:
February 28, 2013	$18,973	$305	$–	$19,278
February 28, 2014	13,941	–	25,000	38,941

Depreciation expense for the years ended February 28, 2014 and February 28, 2013 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

9.      Intangible assets:

	Patents	License	Total
Cost:
Balance at February 29, 2012	$–	$9,200,000	$9,200,000
Additions	103,068	–	103,068
Balance at February 28, 2013	103,068	9,200,000	9,303,068
Additions (note 18)	123,610	15,129,932	15,253,542
Balance at February 28, 2014	226,678	24,329,932	24,556,610

Accumulated amortization:
Balance at February 29, 2012	–	2,354,762	2,354,762
Amortization for the year	–	657,144	657,144
Balance at February 28, 2013	–	3,011,906	3,011,906
Amortization for the year	906	1,767,594	1,768,500
Balance at February 28, 2014	$906	$4,779,500	$4,780,406

Net carrying amounts:
February 28, 2013	$103,068	$6,188,094	$6,291,162
February 28, 2014	225,772	19,550,432	19,776,204

Amortization expense for the years ended February 28, 2014 and February 28, 2013 has been recorded in “general and administrative expenses” in the statements of earnings and comprehensive loss.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

10.   Trade and other payables:

	February 28,	February 28,
	2014	2013

Trade payables	$319,683	$325,115
Accrued liabilities and other payables	613,526	160,572
Employee salaries and benefits payable	237,619	221,196
	$1,170,828	$706,883

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 17.

11.   Capital and other components of equity

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. 1

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. 1

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. 1

1 None issued and outstanding

Class A shares
(classified as equity)

	Number
	outstanding	Amount

Balance February 28, 2014	105,862,179	$61,027,307
Balance February 28, 2013	73,107,538	28,922,710

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

11.   Capital and other components of equity (continued):

(b)	Public offering:

On December 3, 2013, the Corporation closed a public offering issuing 18,400,000 units of Acasti (“Units”) at a price of US$1.25 per Unit for gross proceeds of $24,492,700 (US$23,000,000).  Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti.  Each Warrant entitles the holder to purchase one Class A share at an exercise price of US$1.50, subject to adjustment, at any time until December 3, 2018.

The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative warrant liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative warrant liabilities at the time of issuance was determined to be $10,674,045 and the residual of the proceeds was allocated to the Class A share.  Total issue costs related to this transaction amounted to $2,539,500.  The issue costs have been allocated between the Warrants and Class A shares based on relative value.  The portion allocated to the Warrants was recognized in finance costs whereas the portion allocated to Class A shares was recognized as a reduction to share capital.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 28, 2014	December 3, 2013

Exercise price	US$1.50	US$1.50
Share price	$1.27	$1.23
Dividend	–	–
Risk-free interest	1.41%	1.40%
Estimated life	4.76 years	5.00 years
Expected volatility	66.47%	67.62%

The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.61 per warrant as at February 28, 2014.  Changes in the fair value of the Warrants are recognized in finance costs.

(c)	Private placement 2014:

On February 7, 2014, the Corporation closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSO II Investment Fund Inc. for 1,616,542 Units at $1.33 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti.  Each Warrant entitles the holder to purchase one Class A share at an exercise price of $1.60, subject to adjustment, at any time until December 3, 2018. The Class A shares and Warrants are equity-classified for accounting purposes.  The proceeds were allocated to Share Capital.  Total issue costs related to this transaction amounted to $82,395 and were recognized as a reduction to share capital.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

11.   Capital and other components of equity (continued):

(d)	Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2014 and February 28, 2013:

		February 28,		February 28,
		2014		2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Liability
Series 8 Public offering warrants 2014 (b)	18,400,000	$11,181,475	–	$–
	18,400,000	11,181,475	–	–

Equity
Series 4 warrants	–	–	5,432,350	–
Private placement warrants
Series 9 Private placement warrants 2014 (c)	1,616,542	–	–	–
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	100,399
	2,366,542	$406,687	6,182,350	$406,687

-
Series 4 allowed the holder to purchase one Class A share for $0.25 per share until October 8, 2013.  During the year ended February 28, 2014, 5,432,350 warrants (353,150 in 2013) have been exercised for a total consideration of $1,358,088 ($88,289 in 2013).

-	Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

-
Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.  Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).  The Corporation recognized an expense of nil for this grant for the year ended February 28, 2014 ($93,372 in 2013).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

12.   Personnel expenses:

	February 28,	February 28,
	2014	2013

Salaries and other short-term employee benefits	$1,368,141	$1,486,391
Share-based compensation	3,423,243	1,871,224
	$4,791,384	$3,357,615

Share-based compensation does not include $18,476 (2013 - $45,993) of compensation to consultants.

13.   Finance income and finance costs:

(a)	Finance income:

	February 28,	February 28,
	2014	2013

Interest income	$32,256	$47,241

(b)   Finance costs:

	February 28,	February 28,
	2014	2013

Interest charges	$(975)	$(2,685)
Warrants issue cost (Note 11 (b))	(1,117,380)	–
Change in fair value of Derivative warrant liabilities (Note 11 (b))	(507,430)	–
	$(1,625,785)	$(2,685)

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

14.   Share-based payments:

At February 28, 2014, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the group.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued is 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders.  On June 27, 2013, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

	Year ended		Year ended
	February 28, 2014		February 28, 2013
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at beginning of year	$1.55	5,216,250	$1.15	3,347,500
Granted	2.23	297,500	2.14	2,350,000
Exercised	1.37	(296,500)	1.20	(117,500)
Forfeited	2.06	(306,250)	1.80	(363,750)
Outstanding at end of year	$1.57	4,911,000	$1.55	5,216,250

Exercisable at end of year	$1.39	3,412,165	$1.14	2,421,832

				2014
	Options outstanding		Exercisable options
	Weighted		Weighed
	remaining	Number of	average	Number of
	contractual life	options	exercise price	options
Exercise price	outstanding	outstanding	$	exercisable

$0.25 - $1.00	4.64	682,500	0.25	682,500
$1.01 - $1.50	2.30	1,991,250	1.40	1,701,250
$1.51 - $2.00	0.76	115,000	1.80	100,000
$2.01 - $2.50	2.93	2,051,000	2.13	893,415
$2.51 - $2.75	1.90	71,250	2.75	35,000
	2.85	4,911,000	1.39	3,412,165

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

14.   Share-based payments (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

	2014	2013

Exercise price	$2.23	$2.14
Share price	$1.88	$2.13
Dividend	–	–
Risk-free interest	1.11%	1.32%
Estimated life	2.49 years	4.04 years
Expected volatility	64.81%	71.48%

The weighted average of the fair value of the options granted to employees during the year ended February 28, 2014 is $0.67 (2013 - $1.14).  There were no options granted to non-employees during the years ended February 28, 2014 and 2013.

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2014 was $3.77 (2013 - $2.44).  The portion of services employees provided to the Corporation was estimated to be 49% of services provided to the group (2013 – 50%).  Accordingly, stock-based compensation recognized under this plan amounted to $501,479 for the year ended February 28, 2014 (2013 - $977,690).

(b)	Corporation equity incentive plan:

In May 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX Venture Exchange (“TSX”) and the shareholders of Acasti. The plan was subsequently approved by the TSX and the shareholders’ approval was obtained on June 27, 2013.  The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants of the group a total of 1,060,000 Restrictive Share Units (the “APO RSUs”) under the Corporation Equity Incentive Plan. APO RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance.  The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  The fair value of the RSUs granted was $2.89 per unit.

Activities within the plan are detailed as follows:

Number of RSU
Outstanding at March 1, 2013	‒
Granted	1,060,000
Released	(259,249)
Forfeited	(25,750)
Outstanding at February 28, 2014	775,001

The portion of services employees provided to the Corporation was estimated to be 44% of services provided to the group.  Accordingly, stock-based compensation recognized under this plan amounted to $745,556 for the year ended February 28, 2014.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

14.   Share-based payments (continued):

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

During the year ended February 28, 2014, Neptune granted 1,640,000 Neptune stock options to group employees (2013 – 5,520,000).  The options granted are vesting over a period of 18 months, subject to continued service.  The fair value of the options granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

	2014	2013

Exercise price	$3.11	$3.23
Share price	$2.94	$3.06
Dividend yield	–	–
Risk-free interest rate	0.50%	1.15%
Estimated life	1.99 years	2.71 years
Expected volatility	64.42%	65.18%

The weighted average of the fair value of the options granted to employees during the year is $0.84 per share (2013 - $1.15).  The portion of services provided to the Corporation was estimated to be 18% of the total services provided to the group (2013 - 13%), representing stock-based compensation in the amount of $782,285 for the year ended February 28, 2014 (2013 - $663,484).

(ii)	Neptune equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the group which was subject to the approval of the TSX and the shareholders of Neptune.  The plan was subsequently approved by the TSX and the shareholders’ approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, Neptune granted to board members, executive officers, employees and consultants of the group a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Neptune. Performance objectives are based in part on Neptune’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $3.32 per unit.

The portion of services provided to the Corporation was estimated to be 30% of the total services provided to the group, representing stock-based compensation in the amount of $832,261 for the year ended February 28, 2014.

(iii)	Neptune-owned NeuroBioPharm Inc. warrants:

During the year ended February 28, 2014, Neptune granted rights over 210,000 NeuroBioPharm Inc. Series 2011-2 warrants to group employees (2013 – 875,000).  The rights granted are subject to continued service or having reached four years of continued service for directors.  The fair value of the rights granted has been estimated according to the Black-Scholes option pricing model based on the following weighted average assumptions:

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

14.   Share-based payments (continued):

(c)	Neptune stock-based compensation plan (continued):

(iii)	Neptune-owned NeuroBioPharm Inc. warrants (continued):

	2014	2013

Exercise price	$0.78	$0.75
Share price	$0.10	$0.10
Dividend yield	–	–
Risk-free interest rate	0.76%	1.21%
Estimated life	2.38 years	2.95 years
Expected volatility	67.71%	73.30%

The weighted average of the fair value of the rights granted to employees during the year ended February 28, 2014 is $0.01 per share (2013 - $0.01).  The portion of services those employees provide to the Corporation was estimated to be 50% of the total services they provide to the group (2013 - 49%), representing stock-based compensation in the amount of $2,182 for the year ended February 28, 2014 (2013 - $24,025).

(iv)	Neptune-owned Acasti warrants:

During the years ended February 28, 2014 and 2013, no rights were granted over Neptune-owned Acasti warrants or shares to group employees.  The rights granted in the year ended February 29, 2012 had a weighted average exercise price of $1.42 per share and are vesting gradually until February 10, 2015, subject to continued service or having reached four years of continued service for directors.

The portion of services those employees provide to the Corporation was estimated to be 100% of the total services they provide to the group (2013 - 88%), representing stock-based compensation in the amount of $1,471 for the year ended February 28, 2014 (2013 - $144,438).

(v)	Neptune-owned NeuroBioPharm Inc. call-options:

During the year ended February 28, 2014, Neptune granted 1,925,000 call-options on NeuroBioPharm shares to group employees (2013 – 2,500,000).  The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2014	2013

Exercise price	$1.00	$0.75
Share price	$0.10	$0.10
Dividend yield	–	–
Risk-free interest rate	1.26%	1.12%
Estimated life	2.45 years	2.89 years
Expected volatility	71.19%	64.71%

The weighted average of the fair value of the call-options granted to employees during the years ended February 28, 2014 and 2013 is negligible.  The portion of services those employees provide to the Corporation was estimated to be 20% of the total services they provide to the group (2013 – 21%), representing stock-based compensation in the amount of $787 for the year ended February 28, 2014 (2013 - $390).

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

14.   Share-based payments (continued):

(c)	Neptune stock-based compensation plan (continued):

(vi)	Neptune-owned Acasti call-options:

During the year ended February 28, 2014, Neptune granted 1,975,000 call-options on Acasti shares to group employees (2013 – 2,345,000). The fair value of the call-options granted during the year has been estimated according to the Black-Scholes option pricing model based on the weighted average of the following assumptions:

	2014	2013

Exercise price	$3.00	$2.75
Share price	$2.89	$2.69
Dividend yield	–	–
Risk-free interest rate	1.26%	1.13%
Estimated life	2.45 years	2.89 years
Expected volatility	62.63%	82.25%

The weighted average of the fair value of the call-options granted to employees during the year ended February 28, 2014 is $1.08 per share (2013 - $1.39).  The portion of services those employees provide to the Corporation was estimated to be 36% of the total services they provide to the group (2013 – 26%), representing stock-based compensation in the amount of $562,407 for the year ended February 28, 2014 (2013 - $107,190).

(d)	NeuroBioPharm Inc. Share Bonus plan:

In May 2013, the Board of Directors approved an equity incentive plan for group employees, directors and consultants of NeuroBioPharm Inc. which was subject to the approval of the Toronto Stock Exchange and the shareholders of NeuroBioPharm.  The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013  The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, NeuroBioPharm Inc. granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (“SBAs”) to group employees.  NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on the NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance.  The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the SBAs granted was $0.10 per unit.

The portion of services provided to the Corporation was estimated to be 29% of the total services provided to the group, representing stock-based compensation in the amount of $13,291 for the year ended February 28, 2014.

15.   Loss per share:

The calculation of basic loss per share at February 28, 2014 was based on the net loss attributable to holders of Class A shares of the Corporation of $11,611,649 (2013 - $6,892,360) and a weighted average number of common shares outstanding of 84,368,933 (2013 – 72,754,436).

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented.  All outstanding options, RSUs and warrants could potentially be dilutive in the future.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

16.   Income taxes:

Deferred tax expense:

	2014	2013

Origination and reversal of temporary differences	$1,932,370	$1,235,673
Change in unrecognized deductible temporary differences	(1,932,370)	(1,235,673)
Deferred tax expense	$–	$–

Reconciliation of effective tax rate:

	2014		2013

Loss before income taxes	$(11,611,649)		$(6,892,360)

Income tax at the combined Canadian statutory rate	$(3,123,534)		$(1,854,045)
Increase resulting from:
Change in unrecognized deductible temporary differences	1,932,370		1,235,673
Non-deductible stock-based compensation	925,823		515,732
Non-deductible change in fair value	136,499		–
Permanent differences and other	128,842		102,640
Total tax expense	$–	$	‒

Unrecognized deferred tax assets:

At February 28, 2014 and 2013, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2014	2013

Tax losses carried forward	$3,295,000	$2,570,000
Research and development expenses	2,196,000	1,185,000
Property, plant and equipment and intangible assets	240,000	186,000
Other deductible temporary differences	594,000	40,000
Unrecognized deferred tax assets	$6,325,000	$3,981,000

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

16.   Income taxes (continued):

As at February 28, 2014, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	Federal	Provincial

Tax losses carried forward
2029	$714,000	$714,000
2030	1,627,000	1,621,000
2031	2,071,000	2,063,000
2032	2,262,000	2,241,000
2033	1,854,000	1,825,000
2034	3,751,000	3,751,000
	$12,279,000	$12,215,000

Research and development expenses, without time limitation	$7,550,000	$8,941,000

Other deductible temporary differences, without time limitation	$3,099,000	$3,099,000

17.   Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables.  The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions.  The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.  The Corporation’s trade receivables and credit exposure fluctuate throughout the year.  The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2014, the Corporation has eight trade debtors (seven in 2013). Most sales' payment terms are set in accordance with industry practice. One customer represents 100% (one customer represented 97% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

17.   Financial instruments (continued):

(a)	Credit risk (continued):

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2014 and 2013 were as follows:

	2014	2013

Current	$196,010	$185
Past due 0-30 days	–	–
Past due 31-120 days	24,006	174,860
Past due 121-180 days	177,682	2,945
Trade receivables	397,698	177,990

Less allowance for doubtful accounts	(2,570)	(2,570)
	$395,128	$175,420

The allowance for doubtful accounts is for customer accounts over 121 days past due.  There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2014.

(b)	Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar.  Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

All of the Corporation’s revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

17.   Financial instruments (continued):

(b)	Currency risk (continued):

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2014	February 28, 2013
	US$	US$

Cash	360,691	684,933
Short-term investments	15,504,707	–
Trade and other receivables	397,743	177,990
Trade and other payables	(260,218)	(81,849)
	16,002,923	781,074

The following exchange rates are those applicable to the following periods and dates:

		February 28,		February 28,
		2014		2013
	Average	Reporting	Average	Reporting

US$ per CAD	1.0466	1.1074	1.0098	1.0314

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28,	February 28,
	2014	2013
	US$	US$

Increase in net profit	800,146	39,054

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2014 and 2013 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

17.   Financial instruments (continued):

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2014 and 2013:

					February 28,
					2014
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years

Trade and other payables	$1,171	$1,171	$1,171	$–	$–

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

					February 28,
					2013
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years

Trade and other payables	$707	$707	$707	$–	$–
Payable to parent corporation	1,210	1,210	1,210	–	–
Royalties payable to parent corporation	529	529	529	–	–
	$2,446	$2,446	$2,446	$–	$–

(e)	Short-term investments

As at February 28, 2014, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating.  Short-term investments include four investments with maturity dates from May 8, 2014 to February 18, 2015, bearing an interest rate from 0.15% to 1.15% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 28, 2013, short-term investments are with a Canadian financial institution having a high credit rating.  Short-term investments have a maturity date of May 8, 2013, a weighted average interest rate of 1.21% and are cashable at any time at the discretion of the Corporation, under certain conditions.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

18.   Commitments:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties, if any.  The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50,000; year 3 ‐ $200,000; year 4 ‐ $225,000 (initially $300,000, but reduced to $225,000 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license.

The prepayment and the issuance of the shares to Neptune were approved by the disinterested shareholders of the Corporation at the annual meeting of shareholders of the Corporation held on June 27, 2013 and subsequently by the TSX.

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The transaction was recorded upon the issuance of class A shares.  The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,129,932, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs.  The Corporation no longer has royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $5,171,000, of which an amount of $3,559,000 has been paid to date.  As at February 28, 2014, an amount of $261,000 is included in ''Trade and other payables'' in relation to these projects.

19.   Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

19.   Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis.  These financial liabilities were measured using  level 3 inputs. The inputs used in the determination of the fair values of the warrant liabilities are disclosed in note 11(b).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $756,176 or a gain of $786,423 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the year ended February 28, 2014 is presented in the following table:

2014

Balance – beginning of year	$–
Recognition of derivative warrant liabilities	10,674,045
Change in fair value of derivative warrant liabilities	507,430
Closing balance	$11,181,475

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

20.   Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures.  The Corporation is not exposed to external requirements by regulatory agencies or third parties regarding its capital.

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by a public offering, a private placement, its parent corporation, from the exercise of warrants that were distributed to its parent corporation’s shareholders, from a rights offering and from the issuance of options to employees.  The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits.

The Corporation defines capital to include total shareholders’ equity and derivative warrant liabilities.

The Corporation’s policy is to maintain a minimal level of debt.

As of February 28, 2014, cash amounted to $675,490, short-term investments amounted to $23,025,951 and tax credits receivable amounted to $134,120, for a total of $23,835,561.  During the year ended February 28, 2014, the Corporation obtained net proceeds of $972,177 from the exercise of previously issued warrants and options, $2,067,605 from the private placement and $21,953,200 from the public offering net of issue costs.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 28, 2014 and 2013

21.   Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales during the year ended February 28, 2014 were made to the United States.  All of the sales during the year ended February 28, 2013, except for the sale made to Neptune in the amount of $41,000, were made to the United States.

During the year ended February 28, 2014, the Corporation realized sales amounting to $473,180 from one customer accounting for 94% of sales.

During the year ended February 28, 2013, the Corporation realized sales amounting to $640,975 from one customer accounting for 89% of sales.

22.   Subsequent event:

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti.  Discussions are ongoing at the Board of Directors of the Corporation related to the settlement of his employment contract.  As of the date of the financial statements no agreement has been reached and an estimate of its financial effect cannot be made.